Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 11, 2018

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of the common shares (“Shares”) of Obsidian Energy Ltd. (“Obsidian Energy”) will be held in the Acadia Ballroom of the Marriott Downtown Hotel, located at 110—9th Avenue SE Calgary, Alberta on Friday, May 11, 2018, at 10:00 a.m. (Mountain Daylight Time) for the following purposes:

1.	to receive the consolidated financial statements of Obsidian Energy for the year-ended December 31, 2017 and the auditors’ report thereon;

2.	to appoint the auditors of Obsidian Energy for the ensuing year;

3.	to elect directors of Obsidian Energy for the ensuing year;

4.

to hold a non-binding advisory vote on Obsidian Energy’s approach to executive compensation as more particularly described in the accompanying management information circular and proxy statement of Obsidian Energy dated April 6, 2018 (the “Information Circular”);

5.

to consider and, if deemed advisable, to pass a special resolution (the full text of which is set out in the accompanying Information Circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding Shares of Obsidian Energy on the basis of three (3) old Shares for one (1) new Share, all as more particularly described in the accompanying Information Circular; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determining Shareholders entitled to receive notice of and to vote at the Meeting is April 4, 2018. Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided however that, to the extent a Shareholder transfers the ownership of any of such Shareholder’s Shares after the Record Date and the transferee of those Shares establishes that the transferee owns the Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting. Each Share entitled to be voted at the Meeting will entitle the holder to one vote on any matter at the Meeting.

A registered Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by Obsidian Energy’s registrar and transfer agent, AST Trust Company (Canada) at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by internet at www.astvotemyproxy.com, by facsimile at 1-866-781-3111 (from within Canada and the United States) or 1-416-368-2502 (from any other country) or by email at proxyvote@astfinancial.com, in each case by not later than 10:00 a.m. (Mountain Daylight Time) on May 9, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjourned or postponed Meeting. Registered Shareholders may also use a telephone to transmit voting instructions on or before the date and time noted above, although Shareholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing an alternative proxyholder by internet, see the form of proxy for Shareholders and/or the Information Circular enclosed herewith.

The proxyholder has discretion and authority under the accompanying form of proxy to consider amendments or variations of the matters of business identified in this Notice of Annual and Special Meeting, as well as any other matters properly brought before the Meeting, or any adjournment or postponement thereof. Shareholders are encouraged to review the Information Circular carefully before submitting the form of proxy.

Non-registered or beneficial Shareholders who do not hold Shares in their own name but rather through a broker, financial institution, trustee, nominee or other intermediary must complete and return the voting instruction form provided to them or follow the telephone or internet-based voting procedures described therein in advance of the deadline set forth in the voting instruction form in order to have such Shares voted at the Meeting on their behalf. See “Voting Information” in the accompanying Information Circular.

Any questions regarding voting your Shares should be directed to our strategic shareholder advisor proxy solicitation agent, Kingsdale Advisors, who can be reached by toll-free telephone in North America at 1-800-775-1986, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Dated at the City of Calgary, in the Province of Alberta, this 6th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF
OBSIDIAN ENERGY LTD.

(signed) “David L. French”
David L. French
President and Chief Executive Officer
Obsidian Energy Ltd.